[Lowenstein Sandler Letterhead]

August 26, 2009

VIA EDGAR AND OVERNIGHT COURIER

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Celldex Therapeutics, Inc.
Registration Statement on Form S-4/A
Filed August 18, 2009
File No. 333-160257

Dear Mr. Riedler:

On behalf of Celldex Therapeutics, Inc. (“Celldex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (the “Amendment”) to Celldex’s registration statement on Form S-4, initially filed on June 26, 2009 and amended by Amendment No. 1 on August 4, 2009 and by Amendment No. 2 on August 18, 2009 (the “Registration Statement”), relating, among other things, to the registration of shares of Celldex common stock issuable in the proposed merger of CuraGen Corporation (“CuraGen”) with a newly formed, wholly-owned subsidiary of Celldex, with CuraGen thereupon becoming a wholly-owned subsidiary of Celldex.  The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated August 25, 2009, and to reflect other updating changes.  In connection with this letter and the filing of the Amendment, we have enclosed six courtesy copies of the Amendment marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement as filed on August 18, 2009.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Celldex and CuraGen (with respect to the Registration Statement).  Unless otherwise specified, all page numbers referenced in the below responses refer to the marked copy of the Amendment.

General

1.                                      You appear to present the Comparative Per Share Data based on the assumed exchange ratio of 0.1894237, derived using Celldex’s May 28, 2009 share price. However, in other parts of the document, you assume the exchange rate of 0.2026335, derived using Celldex’s July 31, 2009 share price. Please revise your document to present one consistent estimated exchange ratio throughout.

Response 1:

The Amendment has been updated to present a consistent estimated exchange ratio of 0.2026335, which we derived using Celldex’s July 31, 2009 share price and an assumed purchase price of $93.5 million.  Accordingly, the disclosure on pages 29, 50 and 92 of the Amendment has been revised.

Litigation related to the Merger, page 6

2.                                      We note your response to Comment 1. The intent of this comment was for you to include in your disclosure a description of the revisions to your registration statement made as a result of your settlement of the class action. Therefore, we reissue our comment. Please note that while you should describe these changes with specificity, you are not expected to restate each revision in its entirety. You should state the nature of the revision and where in the registration statement the revision was entered.

Response 2:

In response to the Staff’s comment, the disclosure on pages 8 and 90 of the Amendment has been revised.

Unaudited Pro Forma Condensed Financial Statements

Note 4. Pro Forma Adjustments, page 27

3.                                      Under Item I, you state that you incurred $1 million of the estimated $2 million transaction costs through the six months ended June 30, 2009, while eliminating approximately $2 million as pro forma adjustment on page 22. Please provide a discussion to explain this discrepancy.

Response 3:

In response to the Staff’s comment, the disclosure on pages 27 and 28 of the Amendment has been revised.  The revised disclosure clarifies the amount of expenses incurred by each of Celldex ($1 million) and CuraGen ($1.3 million) on a stand-alone basis through the six months ended June 30, 2009.  The revised disclosure also indicates that  Celldex expects to incur an additional $1 million of expenses in connection with the transaction on a stand-alone basis and CuraGen expects to incur an additional $2.1 million of expenses in connection with the transaction on a stand-alone basis.  The revised disclosure clarifies that the aggregate amount of these estimated remaining expenses of $3.1 million  has been reflected as an adjustment to the unaudited pro forma condensed combined balance sheet as of June 30, 2009 and that the aggregate amount of expenses incurred through the six months ended June 30, 2009 of $2.3 million has been eliminated from the pro forma statement of operations for that period because the expenses will not have a continuing impact.

Material United States Federal Income Tax Consequences. pages 73-74

4.                                      We note that in response to Comment 8 you have included new disclosure at the beginning of this section explaining that the discussion that follows sets forth the opinion of your counsel and Curagen’s counsel, as to the material federal tax consequences of the merger. However, nowhere in this section are such opinions discussed. In that regard, you state where tax consequences are discussed on page 75 that, “If the merger qualifies for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to CuraGen, Celldex and U.S. holders will be as follows ...” However, this discussion is in the context of the opinions that counsels will provide after effectiveness in order to consummate the merger. The disclosure does not set forth what counsels to the parties believe will be the effect of the merger from a tax perspective as promised in their short form opinions. Accordingly, the disclosure should be revised to state, if true, that Wilmer Cutler Pickering Hale and Dorr LLP and Lowenstein Sandler PC believe that the merger will qualify for U.S. federal income tax purposes as a reorganization and what they believe the resulting tax consequences will be. Although consummation of the merger may be contingent upon the receipt of additional tax opinions prior to the closing, the purpose of this section is to describe the tax opinions that counsels have filed with the registration statement and you should consider eliminating from this section of the prospectus references to those additional tax opinions which are to be delivered to the parties after effectiveness as a condition to closing of the merger transaction. Such tax opinions and the condition requiring receipt of such opinions is already discussed elsewhere in the prospectus.

Response 4:

In response to the Staff’s comment, the disclosure on pages 74-76 of the Amendment has been revised.

*              *              *

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 973-597-2444 or Ethan A. Skerry at 973-597-2450.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission
Scot Foley, Esq.
Keira Ino, Esq.

Celldex Therapeutics, Inc.
Avery W. Catlin

CuraGen Corporation
Timothy M. Shannon, M.D.

Wilmer Cutler Pickering Hale and Dorr LLP
Philip P. Rosetti, Esq.